Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Midatech Pharma plc

We consent to the inclusion of our audit report in the 20-F, which is incorporated in the Registration Statements on Form F-1 (No. 333- 240984) dated April 30, 2021 on the consolidated statement of financial position of Midatech Pharma plc and its subsidiaries (the Group) as of December 31, 2020 and the related consolidated statements of comprehensive income, cash flow, changes in equity for the year ended December 31, 2020, and the related notes (collectively, referred to as the “consolidated financial statements”), in the Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-240984). Our report contains a material uncertainty paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

 /s/ Mazars LLP

Mazars LLP

London, England

May 27, 2021